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August 9, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:
William Demarest
Wilson Lee
Robert Arzonetti
Susan Block

Re:
Learn SPAC HoldCo, Inc.
Registration Statement on Form S-4
File No. 333-276714

Ladies and Gentlemen:

On behalf of Learn SPAC HoldCo, Inc. (the “Company”), we are transmitting this letter in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the oral comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received on August 7, 2024, requesting certain additional information from the Company.

Response: Innventure appreciates the opportunity to respond to the Staff’s comment on this point.

As an initial matter, and as mentioned in the comment response letter of June 18, 2024 (the “6/18/24 Response Letter”), although Innventure does not view itself as an “investment company” under Section 3(a)(1) and, in any event, other exceptions, exemptions, and exclusions from the definition of “investment company” may apply. Further, Innventure currently satisfies, and through the effective date of the Registration Statement, expects to satisfy, the requirements to rely upon Section 3(c)(1) of the 1940 Act (i.e., reliance on Section 3(c)(1) is its current back-up position). In addition, Innventure is not and, upon the effective date of the Registration Statement, will not be, an “investment company” within the meaning of Section 3(a)(1) of the 1940 Act, and, following the effective date of the Registration Statement and going forward, Innventure intends to take additional steps to further bolster its operating business and, by extension, the position that it is not an “investment company” within the meaning of 1940 Act Section 3(a)(1). Innventure also said in the 6/18/24 Response Letter that, while it does not believe it to be necessary, if requested by the Commission, Innventure will rely on 1940 Act Rule 3a-2 during the 12 months following the effective date of the Registration Statement.

Though not requested by the Commission or its Staff, Innventure intends to rely on 1940 Act Rule 3a-2 during the 12 months following the effective date of the Registration Statement.

A. 1940 Act Rule 3a-2 in General

1940 Act Rule 3a-2 is a safe harbor that deems transient investment companies not to be investment companies under Sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act for a period not to exceed one year, provided that certain specified conditions are satisfied. Rule 3a-2(a) requires any issuer that relies on the rule to have a bona fide intent to be engaged primarily, as soon as is reasonably possible within the one-year time period, in a business other than that of investing, reinvesting, owning, holding, or trading in securities. This intent must be evidenced by the issuer’s business activities as well as an appropriate resolution of the issuer’s board of directors. The purpose of Rule 3a-2 is to temporarily relieve certain issuers that are in transition to a non-investment company business from regulation under the 1940 Act.1

Rule 3a-2(b) establishes the triggering date for the one year time period under the Rule. It provides that the one year time period (the “Rule 3a-2 Period”) begins on the first to occur of: (1) The date on which an issuer owns securities and/or cash having a value exceeding 50 percent of the value of such issuer’s total assets on either a consolidated or unconsolidated basis; or (2) The date on which an issuer owns or proposes to acquire “investment securities” having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Rule 3a-2(c) provides that Rule 3a-2 cannot be relied upon more than once every 3 years.

B. The Applicability of Rule 3a-2 to Innventure

Innventure reiterates that it does not believe that it is, or following the effective date of the Registration Statement or the closing of the deSPAC Transaction will be, an investment company within the meaning of Section 3(a)(1) of the 1940 Act. However, Innventure seeks to rely on Rule 3a-2 during the 12 months following the effective date of the Registration Statement as a belts and suspenders measure.

1 See, Commission No-Action Letter, OnePoint Communications Corp. and OnePoint (June 12, 1998) (“OnePoint”) https://www.sec.gov/divisions/investment/noaction/1998/onepointcommunication061298.pdf

(i)	Events for which Rule 3a-2 can be relied upon.

Innventure is not aware of any precedent that would call into doubt the availability of Rule 3a-2 for a company in circumstances similar to that of Innventure. In fact, in the 1998 OnePoint no-action letter,2 the Staff’s expressed the view that Rule 3a-2 can be utilized by a start-up company transitioning from reliance on Section 3(c)(1) to a business other than that of investing, reinvesting, owning, holding, or trading in securities.3 Therefore, if, hypothetically, Innventure, itself a company seeking to go public and undertake a transformative transaction, needed to actually rely on Section 3(c)(1) today (rather than using it as a back-up position as it currently does), the OnePoint letter would certainly support that position. In fact, the Staff has made clear its belief that, in adopting the Rule, the Commission did not intend to limit the circumstances under which Rule 3a-2 could be utilized in the context of fulfilling the purposes of the Rule (i.e., relieving certain issuers that are in transition to a non-investment company business from the registration and other requirements of the 1940 Act).4 In further support of the foregoing, the Staff expressed its belief that:

…consistent with the wording of rule 3a-2, the Commission intended only to provide examples of why an issuer would need to rely on rule 3a-2 drawn from the staff no-action letters that had preceded the adoption of the rule. The staff further believes that the Commission did not intend to limit the circumstances under which an issuer could rely on rule 3a-2 to the examples in the releases proposing and adopting the rule.5

Finally, in further support, and as further discussed below regarding the timing of the start of the “3a-2 Period,” the Staff has made clear that Rule 3a-2 should be available to “…issuers that have a bona fide intent to be engaged primarily in a non-investment company business, regardless of whether they operate directly or through a holding company structure.”6

(ii)	Start Date of the 3a-2 Period

As noted above, Rule 3a-2(b) provides that the 3a-2 Period begins on the first to occur of: (1) The date on which an issuer owns securities and/or cash having a value exceeding 50 percent of the value of such issuer’s total assets on either a consolidated or unconsolidated basis; or (2) The date on which an issuer owns or proposes to acquire “investment securities” having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

2 Id.
3 Id.
4 Commission IM Guidance Update, Holding Companies and the Application of Rule 3a-2 Under the Investment Company Act (March 2017), (the “3a-2 Staff Guidance”), at footnote 11, https://www.sec.gov/investment/im-guidance-2017-03.pdf
5 Id., at footnote 6.
6 Id., at p. 4.

Notwithstanding the seemingly objective and clear wording of the Rule regarding the one year period start date, if Innventure were to utilize Rule 3a-2, it would choose the effective date of the Registration Statement as the first day of the 3a-2 Period. The rationale for that choice is as follows:

a)
The Impact of Section 3(c)(1) Reliance. The Staff takes the position that, in the context of an issuer that relies on Section 3(c)(1) and has facts that would cause its start date for its 3a-2 Period to have already begun to run, its 3a-2 Period will nevertheless not begin to run until after it ceases to rely on Section 3(c)(1).[7] If it is assumed, for purposes of this analysis, that Innventure currently relies on Section 3(c)(1) (rather than using it as a back-up 1940 Act exclusion), then that would mean that the start date for Innventure’s 3a-2 Period would begin on the date that Innventure ceases to rely on Section 3(c)(1).

Section 3(c)(1) is conditioned generally upon the issuer being beneficially owned by not more than 100 persons and not making or presently proposing to make a public offering of its securities. Thus, the analysis needs to focus on the determination of when, in the context of the Registration Statement and deSPAC Transaction, would Innventure be deemed, if at all, to be presently proposing to make a public offering of its securities. The most appropriate guidance on this issue is the 1975 Staff No-Action letter called Housing Capital Corp.8 In that letter, the Staff does not disagree with the applicant’s position that the issuer should not be deemed to be presently proposing to make a public offering of its securities until the issuer “…and an underwriter reach a firm understanding that a public offering will go forward.”9 The facts of Housing are distinguishable from the present facts, including the fact that there is no underwriter in the Innventure context. However, by analogy to the conclusion in Housing, Innventure submits that the effective date of the Registration Statement is the appropriate moment when the Rule 3a-2 period commences as, like Housing, it is the moment when the terms of the offering have been agreed to by the relevant parties. This is the case even though the Registration Statement will not register for sale the shares of Innventure LLC.

b)
The Application of the Rule to Holding Companies. As discussed by the Staff in its 3a-2 Staff Guidance, because of their attributes, “holding companies” (e.g., companies that are engaged in various operating businesses through wholly-owned and majority-owned subsidiaries), face a technical issue when applying the start date test of Rule 3a-2(b) which would exclude most if not all of them from using the Rule. Specifically, as written, clause (1) of Rule 3a-2(b) requires that the calculation of assets to determine if the 50% threshold has been met to be done on both a consolidated and unconsolidated basis. Practically speaking, this means that any holding company will have had their 3a-2 Period start the moment they start conducting business through majority or wholly owned subsidiaries because it would have to count the interest it holds in the majority or wholly-owned subsidiary as “bad assets” for purposes of the calculation. To remedy the issue, the Staff said that, in the context of holding companies, the calculation can ignore clause (1) and instead just focus on clause (2), which triggers the start date of a 3a-2 Period on the date the issuer owns “investment securities” “having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

7 OnePoint, supra.
8 SEC No-Action Letter, Housing Capital Corp. (May 17, 1975). (“Housing”)
9 Id.

As described in the 6/18/24 Response Letter, Innventure does not believe that its LLC interests in AFX (or its loans to AFX) should be viewed as securities. Therefore, a technical reading of clause (2) in the context of Innventure would necessitate a conclusion that a start date would never occur. If, however, hypothetically, one were to assume that Innventure’s LLC interests in AFX were to be considered “securities” (and hence, “investment securities”), and therefore clause (2) of Rule 3a-2(b) was triggered, the start date to the 3a-2 Period would initiate on the date that the interests owned by Innventure in AFX crossed the 40% threshold, but for the delaying impact of Section 3(c)(1) discussed below.

C. How Innventure Proposes to Proceed During its 3a-2 Period

Prior to the start date of the 3a-2 Period, Innventure will adopt the resolution contemplated by Rule 3a-2(a)(2). Innventure proposes that it will proceed as follows during the 3a-2 Period (which, for these purposes, will begin on the effective date of the Registration Statement):

1.	Innventure will ensure that its business activities accord with Rule 3a-2(a)(1); and

2.	Innventure will either:

(a)
consult with the Staff and, assuming the Staff is receptive, proceed with either a request for Staff no-action relief regarding Innventure’s determination to characterize its interests in AeroFlexx as other than “securities,” or seek an exemptive order under Section 3(b)(2) and/or 6(c) under the 1940 Act declaring Innventure to not be an investment company. It should be noted that if the no-action relief or exemptive relief have not been obtained by the end of the 3a-2 Period, or the Staff has not indicated to Innventure by the end of the 3a-2 Period that either will be granted (even if the formal grant will be after the end of the 3a-2 Period), Innventure will proceed with (b) below before the end of the 3a-2 Period; or

(b)
take such commercially reasonable actions as may be available (i) so that no more than 45% of the Company’s assets on a consolidated basis are invested in securities for purposes of 1940 Act Section 3(a)(1)(A), whether or not the interests held by the Company in AeroFlexx are characterized as securities, or (ii) to constitute AeroFlexx as a majority-owned subsidiary of Innventure.

If you have any questions regarding the foregoing please contact the undersigned at (212) 839-5430 or John Stribling of Sidley Austin LLP at (713) 495-4673.

Sincerely,

/s/ David Ni
David Ni
Sidley Austin LLP

cc:
Robert Hutter, Learn SPAC HoldCo, Inc.
Josh DuClos, Sidley Austin LLP
John Stribling, Sidley Austin LLP
Joel May, Jones Day
Thomas Short, Jones Day